FORM 11-K

(Mark one)

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1996

                                       OR

                  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___ to ___.

Commission file number #

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
                               Ryder System, Inc.
                               3600 N.W. 82 Avenue
                              Miami, Florida 33166

                              REQUIRED INFORMATION

FINANCIAL STATEMENTS

         Independent Auditors' Report
         Statement of Financial Position, with Fund Information, as of
            December 31, 1996 and 1995
         Statement of Income & Changes in Plan Equity, with Fund Information, for the years ending December 31, 1996, 1995, and 1994
         Notes to Financial Statements

EXHIBITS

         Independent Auditors' Consent
         Schedule I - Schedule of Investments
           as of December 31, 1996 and 1995
         Schedule II - Schedule of Reportable Transactions for the Year Ended December 31, 1996

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

Date:  June 26, 1997                  By: /s/ THOMAS E. MCKINNON
                                          ------------------------------------
                                          Thomas E. McKinnon
                                          Chairman - Retirement Committee
                                          Executive Vice President - Human
                                           Resources and Corporate Services

KPMG PEAT MARWICK LLP

     ONE BISCAYNE TOWER       TELEPHONE 305 358-2300   TELEFAX 305 577 0544
     SUITE 2900
     2 SOUTH BISCAYNE BOULEVARD
     MIAMI, FL 33131


                           INDEPENDENT AUDITORS REPORT


The Participants and Administrator
Ryder System, Inc. employee Savings Plan A:

We have audited the accompanying statements of financial position with fund information of Ryder System, Inc. Employee Savings Plan A as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity with fund information for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the plan equity available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in plan equity available for benefits for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Investments and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basis financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of financial position with fund information and statements of income and changes in plan equity with fund information are presented for purposes of additional analysis rather than to present the financial position and changes in plan equity for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ KPMG PEAT MARWICK LLP
                                       ---------------------------------
                                       KPMG Peat Marwick LLP



Miami, Florida
June 11, 1997

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

             STATEMENT OF FINANCIAL POSITION WITH FUND INFORMATION

                                DECEMBER 31, 1996

                  ASSETS            FUND A        FUND B        FUND D       FUND E        FUND F        FUND G      FUND I
                                 -------------------------------------------------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                   $     231,729     6,070,268        23,033      111,069        40,660        11,928       852
    Group annuity insurance
      contracts, at cost                    0    39,399,528             0            0             0             0         0
    Pooled investment funds
      (cost, $43,787,939)                   0             0    12,700,867   28,043,777     8,877,175     5,610,281   513,996
    Securities of
      participating employer
      (cost, $12,589,352)          12,315,811             0             0            0             0             0         0
    Participant loans
      receivable                            0             0             0            0             0             0         0
                                 -------------------------------------------------------------------------------------------
      Total investments            12,547,540    45,469,796    12,723,900   28,154,846     8,917,835     5,622,209   514,848
  Dividends and interest
    receivable                            934       244,015        40,784            0            48             0         0
  Contributions receivable
    and other                          78,090       181,968        82,619      131,431        73,969        53,511    11,784
  Interfund transfers
    receivable (payable)               43,172       197,991        56,380       (2,980)       11,765        12,265     1,264
                                 -------------------------------------------------------------------------------------------
      Total assets              $  12,669,736    46,093,770    12,903,683   28,283,297     9,003,617     5,687,985   527,896
                                 ===========================================================================================

  LIABILITIES AND PLAN EQUITY
  Other liabilities             $      67,692        34,945        46,238       35,042         9,789        10,288       148

Plan equity                        12,602,044    46,058,825    12,857,445   28,248,255     8,993,828     5,677,697   527,748
                                 -------------------------------------------------------------------------------------------
  Total liabilities
    and plan equity             $  12,669,736    46,093,770    12,903,683   28,283,297     9,003,617     5,687,985   527,896
                                 ===========================================================================================

Number of units                       136,127     3,953,208       268,756      442,042        98,572        86,578     5,226
                                 ===========================================================================================
Plan equity per unit            $       92.58         11.65         47.84        63.90         91.24         65.58    100.98
                                 ===========================================================================================

                  ASSETS        FUND J     FUND K        LOANS          TOTAL
                                -------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                        389        105              0      6,490,033
    Group annuity insurance
      contracts, at cost               0          0              0     39,399,528
    Pooled investment funds
      (cost, $43,787,939)        292,432    119,498              0     56,158,026
    Securities of
      participating employer
      (cost, $12,589,352)              0          0              0     12,315,811
    Participant loans
      receivable                       0          0      9,520,303      9,520,303
                                -------------------------------------------------
      Total investments          292,821    119,603      9,520,303    123,883,701
  Dividends and interest
    receivable                         0          0              0        285,781
  Contributions receivable
    and other                      7,620      4,233              0        625,225
  Interfund transfers
    receivable (payable)             719        176       (320,752)             0
                                -------------------------------------------------
      Total assets               301,160    124,012      9,199,551    124,794,707
                                =================================================

  LIABILITIES AND PLAN EQUITY
  Other liabilities                  121          2          1,080        205,345

Plan equity                      301,039    124,010      9,198,471    124,589,362
                                -------------------------------------------------
  Total liabilities
    and plan equity              301,160    124,012      9,199,551    124,794,707
                                =================================================

Number of units                    3,180      1,371
                                ===================
Plan equity per unit               94.65      90.43
                                ===================

See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

             STATEMENT OF FINANCIAL POSITION WITH FUND INFORMATION

                                DECEMBER 31, 1995

                  ASSETS            FUND A         FUND B       FUND C       FUND D         FUND E        FUND F       FUND G
                                -------------------------------------------------------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                  $       375,559      4,143,570          0        126,189        273,410      115,809       63,095
    Group annuity insurance
      contracts, at cost                     0     38,815,957          0              0              0            0            0
    Pooled investment funds
      (cost, $34,735,521)                    0              0          0     10,352,527     23,414,867    6,700,781    4,375,795
    Securities of
      participating employer
      (cost, $12,084,833)           10,045,857              0          0              0              0            0            0
    Participant loans
      receivable                             0              0          0              0              0            0            0
                                -------------------------------------------------------------------------------------------------
      Total investments             10,421,416     42,959,527          0     10,478,716     23,688,277    6,816,590    4,438,890
  Dividends and interest
    receivable                           1,832        235,013          0         35,729              0          128       79,056
  Contributions receivable
    and other                            1,929         14,653        819          2,844          5,526        4,520        3,523
  Interfund transfers
    receivable (payable)               563,845         (2,005)       (29)           (61)         9,792        6,772      (14,290)
                                -------------------------------------------------------------------------------------------------

      Total assets             $    10,989,022     43,207,188        790     10,517,228     23,703,595    6,828,010    4,507,179
                                =================================================================================================

  LIABILITIES AND PLAN EQUITY
  Other liabilities            $       187,152        150,449        790         24,775         63,637       20,817       16,190

Plan equity                         10,801,870     43,056,739          0     10,492,453     23,639,958    6,807,193    4,490,989
                                -------------------------------------------------------------------------------------------------
  Total liabilities
    and plan equity            $    10,989,022     43,207,188        790     10,517,228     23,703,595    6,828,010    4,507,179
                                =================================================================================================

Number of units                        134,033      3,946,692          0        263,018        416,929       90,316       80,825
                                =================================================================================================
Plan equity per unit           $         80.59          10.91       0.00          39.89          56.70        75.37        55.56
                                =================================================================================================

                  ASSETS        FUND H    FUND I     FUND J    FUND K      LOANS          TOTAL
                               ---------------------------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                   496,499          0          0        0             0       5,594,131
    Group annuity insurance
      contracts, at cost              0          0          0        0             0      38,815,957
    Pooled investment funds
      (cost, $34,735,521)             0    183,697    133,248   31,379             0      45,192,294
    Securities of
      participating employer
      (cost, $12,084,833)             0          0          0        0             0      10,045,857
    Participant loans
      receivable                      0          0          0        0     7,825,478       7,825,478
                               ---------------------------------------------------------------------
      Total investments         496,499    183,697    133,248   31,379     7,825,478     107,473,717
  Dividends and interest
    receivable                    1,609          0          0        0       106,875         460,242
  Contributions receivable
    and other                    67,645        204        142        0       196,226         298,031
  Interfund transfers
    receivable (payable)       (564,044)        13          0        7             0               0
                               ---------------------------------------------------------------------

      Total assets                1,709    183,914    133,390   31,386     8,128,579     108,231,990
                               =====================================================================

  LIABILITIES AND PLAN EQUITY
  Other liabilities               1,709       (672)       245      673       204,548         670,313

Plan equity                           0    184,586    133,145   30,713     7,924,031     107,561,677
                               ---------------------------------------------------------------------
  Total liabilities
    and plan equity               1,709    183,914    133,390   31,386     8,128,579     108,231,990
                               =====================================================================

Number of units                       0      2,158      1,640      397
                               =======================================
Plan equity per unit               0.00      85.54      81.19    77.36
                               =======================================

See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                               FUND A        FUND B        FUND D         FUND E        FUND F       FUND G       FUND I
                           ------------------------------------------------------------------------------------------------
Net investment income:
  Dividends               $      246,822             0      1,241,269     1,711,694       836,487      227,725        (405)
  Interest                        11,124     2,735,032              0             0             0            0           0
                           ------------------------------------------------------------------------------------------------
    Net investment income        257,946     2,735,032      1,241,269     1,711,694       836,487      227,725        (405)

Realized gains                   107,911             0        210,049     1,025,127       170,020       58,820       7,495

Net change in
  unrealized appreciation
  on investments               1,236,641             0        641,705       228,579       462,380      523,373      34,312

Contributions:
  Employer contributions         332,315     1,382,318        328,148       722,763       288,398      218,087      64,346
  Employee contributions       1,213,141     4,458,701      1,164,727     2,642,856     1,065,582      763,933     217,650
                           ------------------------------------------------------------------------------------------------
    Total contributions        1,545,456     5,841,019      1,492,875     3,365,619     1,353,980      982,020     281,996

Participant loan
  repayments                     321,366     1,748,274        412,533       806,554       299,842      206,167      19,429

Distributions and other         (833,492)   (3,146,724)      (644,631)   (1,289,641)     (460,897)    (331,634)    (45,089)

Transfer to plan B              (304,065)   (1,500,646)      (226,904)     (863,256)     (272,729)    (227,907)    (15,220)

Plan merger                            0     1,037,975              0             0             0            0           0

Plan fees and expenses           (25,954)     (121,533)       (18,209)      (27,938)       (8,512)      (5,831)       (670)

Loans to participants           (465,036)   (2,332,974)      (605,824)   (1,332,815)     (412,683)    (259,339)    (27,353)

Interfund transfers              (40,599)   (1,258,337)      (137,871)      984,374       218,747       13,314      88,667
                           ------------------------------------------------------------------------------------------------

  Net changes in
  plan equity                  1,800,174     3,002,086      2,364,992     4,608,297     2,186,635    1,186,708     343,162

Plan equity at
  beginning of period         10,801,870    43,056,739     10,492,453    23,639,958     6,807,193    4,490,989     184,586
                           ------------------------------------------------------------------------------------------------
Plan equity at
  end of period           $   12,602,044    46,058,825     12,857,445    28,248,255     8,993,828    5,677,697     527,748
                           ================================================================================================

                          FUND J     FUND K     LOAN FUND        TOTAL
                          --------------------------------------------------
Net investment income:
  Dividends                      0          0             0       4,263,592
  Interest                     413        729       597,818       3,345,116
                          --------------------------------------------------
    Net investment income      413        729       597,818       7,608,708

Realized gains               2,843      5,019             0       1,587,284

Net change in
  unrealized appreciation
  on investments            19,185      3,782             0       3,149,957

Contributions:
  Employer contributions    51,438     16,051             0       3,403,864
  Employee contributions   123,025     60,266             0      11,709,881
                          --------------------------------------------------
    Total contributions    174,463     76,317             0      15,113,745

Participant loan
  repayments                 9,536      3,237    (3,826,938)              0

Distributions and other    (14,010)   (81,531)     (591,855)     (7,439,504)

Transfer to plan B         (55,601)        87      (354,994)     (3,821,235)

Plan merger                      0          0             0       1,037,975

Plan fees and expenses        (465)      (133)            0        (209,245)

Loans to participants       (9,162)    (5,223)    5,450,409               0

Interfund transfers         40,692     91,013             0               0
                          --------------------------------------------------

  Net changes in
  plan equity              167,894     93,297     1,274,440      17,027,685

Plan equity at
  beginning of period      133,145     30,713     7,924,031     107,561,677
                          --------------------------------------------------
Plan equity at
  end of period            301,039    124,010     9,198,471     124,589,362
                          ==================================================

See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                               FUND A         FUND B       FUND C        FUND D       FUND E       FUND F       FUND G     FUND H
                           ---------------------------------------------------------------------------------------------------------
Net investment income:
  Dividends               $       222,087             0            0     1,218,179    1,308,426      823,667     265,101      2,356
  Interest                          7,361     2,691,833       33,770         8,833       19,139        6,625       4,416          0
                           ---------------------------------------------------------------------------------------------------------
    Net investment income         229,448     2,691,833       33,770     1,227,012    1,327,565      830,292     269,517      2,356

Realized gains/(losses)           303,838             0            0        49,226      484,185       62,614     (21,890)  (160,768)

Net change in
  unrealized appreciation
  on investments                  816,239             0            0     1,088,392    4,529,498      347,540     319,711    263,171

Contributions:
  Employer contributions          341,943     1,638,104       44,445       262,741      573,609      250,402     233,721          0
  Employee contributions        1,010,564     4,898,421       87,837       968,111    2,065,887      936,028     810,146          0
                           ---------------------------------------------------------------------------------------------------------
    Total contributions         1,352,507     6,536,525      132,282     1,230,852    2,639,496    1,186,430   1,043,867          0

Participant loan
  repayments                      257,011     1,404,630       19,022       300,302      576,997      207,250     157,568        149

Distributions and other          (737,198)   (3,858,843)     (79,397)     (634,671)  (1,372,455)    (379,024)   (275,597)   (40,861)

Transfer to plan B             (1,602,759)   (9,479,382)    (852,637)   (1,147,496)  (2,339,258)  (1,077,097)   (924,945)   (62,414)

Plan fees and expenses            (30,995)     (137,188)        (892)      (22,491)     (41,262)     (13,266)    (10,074)    (2,203)

Loans to participants            (368,775)   (2,548,090)     (44,490)     (423,886)    (980,164)    (267,044)   (204,441)   (12,423)

Interfund transfers                 2,550     1,919,232   (3,401,518)      554,806    1,202,821      607,200    (421,418)  (671,762)
                           ---------------------------------------------------------------------------------------------------------

  Net changes in
  plan equity                     221,866    (3,471,283)  (4,193,860)    2,222,046    6,027,423    1,504,895     (67,702)  (684,755)

Plan equity at
  beginning of period          10,580,004    46,528,022    4,193,860     8,270,407   17,612,535    5,302,298   4,558,691    684,755
                           ---------------------------------------------------------------------------------------------------------
Plan equity at
  end of period           $    10,801,870    43,056,739            0    10,492,453   23,639,958    6,807,193   4,490,989          0
                           =========================================================================================================

                            FUND I     FUND J    FUND K    LOAN FUND        TOTAL
                          -------------------------------------------------------------
Net investment income:
  Dividends                        0         0        21             0       3,839,837
  Interest                         0         0         0       407,136       3,179,113
                          -------------------------------------------------------------
    Net investment income          0         0        21       407,136       7,018,950

Realized gains/(losses)          992       431     3,005             0         721,633

Net change in
  unrealized appreciation
  on investments              17,253     6,975     3,274             0       7,392,053

Contributions:
  Employer contributions      18,606    12,615     5,271             0       3,381,457
  Employee contributions      41,292    20,184    11,096             0      10,849,566
                          -------------------------------------------------------------
    Total contributions       59,898    32,799    16,367             0      14,231,023

Participant loan
  repayments                   9,271     2,982       445    (2,935,627)              0

Distributions and other       (3,906)   (1,225)      (46)     (493,875)     (7,877,098)

Transfer to plan B                 0         0         0    (1,090,529)    (18,576,517)

Plan fees and expenses             0         0         0             0        (258,371)

Loans to participants         (5,080)   (2,938)     (163)    4,857,494               0

Interfund transfers          106,158    94,121     7,810             0               0
                          -------------------------------------------------------------

  Net changes in
  plan equity                184,586   133,145    30,713       744,599       2,651,673

Plan equity at
  beginning of period              0         0         0     7,179,432     104,910,004
                          -------------------------------------------------------------
Plan equity at
  end of period              184,586   133,145    30,713     7,924,031     107,561,677
                          =============================================================

See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                               FUND A      FUND B      FUND C      FUND D      FUND E      FUND F     FUND G     FUND H
                            ----------------------------------------------------------------------------------------------
Net investment income:
  Dividends                $    259,268           0           0     794,935     693,616     322,434    463,990      3,714
  Interest                        5,058   2,937,306     139,108       2,170       5,196       1,775      5,028     (2,341)
                            ----------------------------------------------------------------------------------------------
    Net investment income       264,326   2,937,306     139,108     797,105     698,812     324,209    469,018      1,373

Realized gains                    7,893           0           0       3,582      78,376       3,516         47     61,314

Net change in unrealized
  (depreciation) on
  investments                (1,860,782)          0           0    (483,257)   (671,473)    (77,332)  (457,963)  (748,055)

Contributions:
  Employer contributions        574,525   2,413,019     254,847     301,174     665,209     273,974    264,811       (820)
  Employee contributions      1,696,328   6,498,667     774,635   1,087,719   2,488,260   1,085,586  1,005,997          0
                            ----------------------------------------------------------------------------------------------
    Total contributions       2,270,853   8,911,686   1,029,482   1,388,893   3,153,469   1,359,560  1,270,808       (820)

Participant loan
  repayments                    301,137   1,501,643     149,594     298,431     649,632     193,254    143,787      1,514

Distributions and other        (492,982) (2,133,890)   (220,386)   (367,266)   (638,485)   (197,744)  (159,881)   (41,907)

Transfer from (to) Plan B    (1,088,554)    176,128     (17,065)    286,196     (35,467)    (38,180)  (411,225)    15,566

Plan fees and expenses          (17,625)    (78,291)     (8,816)    (11,336)    (21,087)     (6,269)    (5,723)    (4,322)

Loans to participants          (334,971) (1,988,969)   (250,768)   (349,950)   (751,363)   (232,074)  (157,831)   (33,020)

Interfund transfers             508,375    (439,793)   (130,230)   (469,005)   (571,629)    322,806    905,973   (125,511)
                            ----------------------------------------------------------------------------------------------
  Net changes in plan
    equity                     (442,330)  8,885,820     690,919   1,093,393   1,890,785   1,651,746  1,597,010   (873,868)

Plan equity at beginning
  of period                  11,022,334  37,642,202   3,502,941   7,177,014  15,721,750   3,650,552  2,961,681  1,558,623
                            ----------------------------------------------------------------------------------------------
Plan equity at end of
  period                   $ 10,580,004  46,528,022   4,193,860   8,270,407  17,612,535   5,302,298  4,558,691    684,755
                            ==============================================================================================

                           LOAN FUND      TOTAL
                           ------------------------
Net investment income:
  Dividends                         0    2,537,957
  Interest                    367,412    3,460,712
                           ------------------------
    Net investment income     367,412    5,998,669

Realized gains                      0      154,728

Net change in unrealized
  (depreciation) on
  investments                       0   (4,298,862)

Contributions:
  Employer contributions            0    4,746,739
  Employee contributions            0   14,637,192
                           ------------------------
    Total contributions             0   19,383,931

Participant loan
  repayments               (3,238,992)           0

Distributions and other       (19,564)  (4,272,105)

Transfer from (to) Plan B    (227,174)  (1,339,775)

Plan fees and expenses              0     (153,469)

Loans to participants       4,098,946            0

Interfund transfers              (986)           0
                           ------------------------
  Net changes in plan
    equity                    979,642   15,473,117

Plan equity at beginning
  of period                 6,199,790   89,436,887
                           ------------------------
Plan equity at end of
  period                    7,179,432  104,910,004
                           ========================

See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

A.    BASIS OF ACCOUNTING

      The financial statements of the Ryder System, Inc. Employee Savings Plan A ("the Plan") are prepared on the accrual basis of accounting. Plan assets, except for fixed income investments, participant loan receivables and group annuity insurance contracts which are valued at contract value, are stated at market value (quoted market prices) as determined by the Plan's trustee. Purchases and sales of securities are recorded on a trade date basis. Cost is determined based on historical average cost.

B.    RECLASSIFICATION

      Certain 1995 financial statement amounts have been reclassified to conform with the current year's presentation.

C.    USE OF ESTIMATES

      The Plan administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2.    THE PLAN

      The following description of the Plan reflects all Plan amendments through December 31, 1996, and is provided for general purposes only. Since January 1, 1993, active salaried employees have been excluded from participation in the Ryder System, Inc. Employee Savings Plan A. Effective January 1, 1995, field hourly employees of Ryder Dedicated Logistics, Inc. and full time employees of Ryder Driver Leasing, Inc. became eligible for Plan B. Any related account balances in the Ryder System, Inc. Employee Savings Plan A were transferred to the Ryder System, Inc. Employee Savings Plan B.

      Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

      Participation in the Plan is voluntary. However, to participate in the Plan, an employee of Ryder System, Inc. (the "Company") must meet certain eligibility requirements related to employment date, age and service hours. In general, non-salaried employees of the Company and participating affiliates are eligible to participate in the Plan, however, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.

      The number of participants' accounts in each of the funds at December 31, 1996 and 1995 is as follows:

                                                       1996      1995
                                                       ----      ----
                                  Fund A              3,551      3,653
                                  Fund B              6,020      5,740
                                  Fund D              2,454      2,420
                                  Fund E              3,824      3,666
                                  Fund F              2,048      2,030
                                  Fund G              1,734      1,777
                                  Fund I                348         36
                                  Fund J                233         91
                                  Fund K                 96        134
                                  Loan Fund           2,278      2,234

3.    PLAN INVESTMENT FUNDS

      The Plan's trustee, State Street Bank & Trust Company, maintains Plan assets in separate investment funds. Participants may elect to contribute to, or transfer among, any of the funds. Participants may transfer among funds on a daily basis. Prior to April 17, 1995, earnings were allocated monthly based on units of investment. Effective April 17, 1995, earnings are allocated daily. Effective July 1997, Fidelity Management Trust Company will become the Plan's trustee.

      Investment Fund A ("Fund A") - Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock.

      Investment Fund B ("Fund B") - Fund B consists of funding accounts established by contracts with various insurance companies. Participants' accounts are credited with interest based on a pooling of the returns of the various funding accounts. During 1996, 1995 and 1994, the yield on open funding contracts ranged from 4.7% to 9.05% , 4.89% to 9.05% and 4.89 to 9.05% respectively.

      Investment Fund C ("Fund C") - Fund C consists of a funding account established with the Ryder System Federal Credit Union. Effective April 1, 1995, the assets of this fund were merged into Fund B and the fund was discontinued as an Investment Fund under the Plan.

      Investment Fund D ("Fund D") - Fund D may normally be invested in a variety of common, preferred or capital stocks, but may include investments in bonds or securities convertible into common or capital stocks, similar types of equity investments and bonds. Since Plan inception, this fund has been invested solely in shares of the Lord Abbett Affiliated Fund. Effective July 1, 1997, monies in the Lord Abbett Affiliated Fund will be liquidated and reinvested in the Fidelity U.S. Equity-Income Fund. This fund's goal is investment growth and income. This fund invests primarily in income producing stock such as common and preferred stocks. It may also invest in bonds for income.

      Investment Fund E ("Fund E") - Fund E may be invested primarily in common or capital stocks, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock or debt securities. Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund.

      Investment Fund F ("Fund F") - Fund F may be invested in securities issued by U.S. based companies that are selling below book value. Up to 50% of the fund's portfolio may consist of securities of companies involved in prospective mergers, consolidations, liquidations and reorganizations. The fund may also engage in covered call option writing. The primary objective of the fund is capital appreciation and not necessarily the attainment of a balanced investment program. Since 1989, following adoption by the Plan, this fund has been invested solely in shares of the Mutual Series Fund, Inc., Qualified Income Fund. Effective July 1, 1997, monies in this fund will be liquidated and reinvested in the Fidelity Contrafund. This fund invests primarily in U.S. and foreign common stocks that the fund manager believes are undervalued or out of favor. Investments can include any type of security that may produce capital growth. These out-of-favor stocks may have frequent and greater price changes than stocks of other companies.

      Investment Fund G ("Fund G") - Fund G may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations. The fund's investment objective is long-term capital growth. Since 1989, following adoption by the Plan, this fund has been invested solely in shares of the Templeton World Fund. Effective April 1, 1995, assets in this fund were transferred to the Templeton Foreign Fund. All investments in the Templeton World Fund were discontinued. Like the Templeton World Fund, the Templeton Foreign Fund's objective is long-term capital growth. The Templeton Foreign Fund maintains a flexible investment policy and can invest in all types of securities in any foreign country, developed or undeveloped. Effective July 1, 1997, monies in this fund will be liquidated and reinvested in the Fidelity Diversified International Fund. This fund invests primarily in companies located outside the U.S. that are included in the

      Morgan Stanley EAFE Index. The fund focuses on large companies with stock that is undervalued compared to industry norms in their countries.

      Investment Fund H ("Fund H") - Fund H was invested in Aviall, Inc. common stock and was a frozen fund. Participants could not contribute to nor transfer into the fund. Participants could transfer assets from Fund H to any other investment fund of the Plan. Monies remaining in the Fund at December 31, 1995, were liquidated and reinvested in Fund A.

      Investment Fund I ("Fund I") - Effective April 1, 1995, the Life Solutions Growth Fund managed by State Street Bank was added as an investment option in the Plan. This fund's primary objective is price appreciation; income is secondary. The typical allocation (subject to current market conditions) is 65% US equities, 15% international equities and 20% bonds. Effective July 1, 1997, monies in this fund will be liquidated and reinvested in the Fidelity Asset Manager Growth. This fund's goal is to provide high total return over the long term. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Over time, the fund will generally aim for the following investment combination: 70% stock, 25% bonds, and 5% short-term/money market class. The fund manager may adjust the mix of these investments depending of the outlook for market conditions.

      Investment Fund J ("Fund J") - Effective April 1, 1995, the Life Solutions Balanced Growth Fund managed by State Street Bank was added as an investment option in the Plan. This fund's primary objective is to provide both current income and opportunities for price appreciation. The typical allocation (subject to current market conditions) is 50% US equities, 10% international equities and 40% bonds. Effective July 1, 1997, monies in this fund will be liquidated and reinvested in the Fidelity Asset Manager. This fund's goal is to provide high total return with reduced risk over the long term. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Over time, the fund will generally aim for the following investment combination: 50% stock, 40% bonds, and 10% short-term/money market class. The fund manager may adjust the mix of these investments depending of the outlook for market conditions.

      Investment Fund K ("Fund K") - Effective April 1, 1995, the Life Solutions Income & Growth Fund managed by State Street Bank was added as an investment option in the Plan. This fund's primary objective is to provide a high level of income and more limited opportunities for price appreciation. The typical allocation (subject to current market conditions) is 35% US equities, 5% international equities and 60% bonds. Effective July 1, 1997, monies in this fund will be liquidated and reinvested in the Fidelity Asset Manager Income. This fund's goal is to provide high current income, but also considers the potential for long term growth. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Over time, the fund will generally aim for the following investment combination: 20% stock, 50% bonds, and 30% short-term/money market class. The fund manager may adjust the mix of these investments depending of the outlook for market conditions.

      Investment Fund L ("Fund L") - Effective July 1, 1997, the Fidelity U.S. Bond Index Fund will be added as an investment option in the Plan. This fund's goal is to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The fund purchases investment-grade securities with maturities of at least one year including U.S.Treasury and U.S. or government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar denominated foreign securities.

      Investment Fund M ("Fund M") - Effective July 1, 1997, the Spartan U.S. Equity Index Fund will be added as an investment option in the Plan. This fund's goal is to match the total return of the Standard & Poor's 500 Index. The fund invests in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the index. The fund's manager focuses on duplicating the composition and performance of a specific market index as opposed to a strategy of selecting attractive stocks.

      Investment Fund N ("Fund N") - Effective July 1, 1997, the Fidelity Emerging Growth Fund will be added as an investment option in the Plan. This fund's goal is long term capital growth. The fund invests mainly in stocks of small and medium-sized companies in the developing stages of their life cycle that the fund's manager believes have the potential for accelerated earnings or revenue growth. Such stocks may be subject to abrupt or erratic changes. This fund carries a `redemption fee", which is charged to discourage short-term buying and selling of fund shares. Currently the redemption fee is 0.75% of the value of the shares sold.

      Investment Fund O ("Fund O") - Effective July 1, 1997, the Fidelity Growth Company Fund will be added as an investment option in the Plan. This fund's goal is long term capital growth. The fund invests in common stocks of companies with earnings or gross sales that indicate the potential for above-average growth.

4.    CONTRIBUTIONS

      Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual's annual salary level, b) $9,500, or c) such other amount as shall be determined by the Company's Retirement Committee from time to time. Effective April 1, 1995, the Company matches 50% of the employee's annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year, or, (2) 50% of the first 3% of the employee's compensation for any plan year. Participants are fully vested in the earnings of their individual contributions to the Plan and vest 25% per year in the Company contributions and the earnings attributable to such contributions. Upon participant's distribution, related non-vested Company contributions are forfeited and are used to offset future Company contributions.

5.    DISTRIBUTIONS

      On termination of service, if a participant's account balance is greater than $3,500, a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $3,500 receive automatic distributions. The 1996 and 1995 Plan Equity on the Statement of Financial Position includes the following amounts allocated to accounts of terminated persons who have not yet been paid.

                                                      1996            1995
                                                      ----            ----
                       Fund A                         17,054         19,148
                       Fund B                         56,797         35,188
                       Fund D                          7,067          7,107
                       Fund E                         23,613         14,079
                       Fund F                          5,208         11,369
                       Fund G                          5,814          8,583
                       Fund I                          3,280            315
                       Fund J                          6,599            209
                       Fund K                          2,586              0
                       Loan Fund                       9,565          2,669
                                            -------------------------------
                       Total             $           137,583         98,667
                                            ===============================

6.    WITHDRAWALS

      A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan Administrator must approve the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for tax purposes.

7.    DISTRIBUTIONS TO AVIALL PLAN

      On December 7, 1993, Ryder System, Inc. completed the spin-off of its Aviation Division, Aviall, Inc. ("Aviall"). Under the terms of the spin-off, the Company distributed to its holders of common stock one share of Aviall, Inc. common stock for each four shares of Ryder System, Inc. common stock held. Participants in the Savings Plan who were invested in the Ryder System, Inc. common stock fund on this date received the equivalent of one share of Aviall common stock for each four shares of Ryder System, Inc. common stock held. As a result of the spin-off a new "Fund H" was created.

8.    PARTICIPANT LOANS

      Plan participants are able to request loans against their Plan account balances subject to certain limitations as to amount and repayment term. Loans accrue interest at a rate which is comparable to those of most major lending institutions and all principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

9.    TERMINATION

      While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

10.   FEDERAL INCOME TAX EFFECTS OF THE PLAN

      The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986 , as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter obtained was dated August 26, 1996.

      Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

      Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

11.   PLAN FEES AND EXPENSES

      Generally, Plan fees and expenses are paid by the Plan. At its discretion, the Company may elect to pay some administrative and marketing expenses.

12.   NET REALIZED GAINS OR LOSSES

      Net realized gains or losses on investments covering the last three years are as follows:

   FOR THE YEAR ENDED DECEMBER 31, 1996:
                     AGGREGATE             AGGREGATE              NET REALIZED
                     PROCEEDS                 COST                    GAIN
                   -------------         --------------        ---------------
   Fund A        $       797,813                689,902                107,911
   Fund D              1,569,196              1,359,147                210,049
   Fund E              2,868,698              1,843,571              1,025,127
   Fund F              1,220,406              1,050,386                170,020
   Fund G                756,855                698,035                 58,820
   Fund I                 80,142                 72,647                  7,495
   Fund J                 40,369                 37,526                  2,843
   Fund K                 70,794                 65,775                  5,019
                   -------------         --------------        ---------------
                 $     7,404,273              5,816,989              1,587,284
                   =============         ==============        ===============

   FOR THE YEAR ENDED DECEMBER 31, 1995:
                     AGGREGATE             AGGREGATE            NET REALIZED
                     PROCEEDS                 COST               GAIN/(LOSS)
                   -------------         --------------        ---------------
   Fund A        $     1,028,517                724,679                303,838
   Fund D                465,635                416,409                 49,226
   Fund E              1,413,371                929,186                484,185
   Fund F                367,232                304,618                 62,614
   Fund G              4,147,560              4,169,450               (21,890)
   Fund H                526,011                686,779              (160,768)
   Fund I                 18,947                 17,955                    992
   Fund J                 11,524                 11,093                    431
   Fund K                 68,300                 65,295                  3,005
                   -------------         --------------        ---------------
                 $     8,047,097              7,325,464                721,633
                   =============         ==============        ===============

   FOR THE YEAR ENDED DECEMBER 31, 1994:
                     AGGREGATE             AGGREGATE            NET REALIZED
                     PROCEEDS                 COST                  GAIN
                   -------------         --------------        ---------------
   Fund A        $     2,272,477              2,264,584                  7,893
   Fund D              1,348,709              1,345,127                  3,582
   Fund E              2,848,003              2,769,627                 78,376
   Fund F              1,091,260              1,087,744                  3,516
   Fund G              1,362,617              1,362,570                     47
   Fund H                455,281                393,967                 61,314
                   -------------         --------------        ---------------
                 $     9,378,347              9,223,619                154,728
                   =============         ==============        ===============

13.     SUBSEQUENT EVENTS

      The change in net unrealized gains or losses arising in the various funds of the Plan after December 31, 1996 and prior to May 1, 1997 are as follows:

                        UNREALIZED           UNREALIZED          NET CHANGE
                      APPRECIATION/         APPRECIATION/           IN
                      (DEPRECIATION)       (DEPRECIATION)        UNREALIZED
                   AT DECEMBER 31, 1996   AT APRIL 30, 1997     APPRECIATION
                   --------------------   -----------------   ---------------

      Fund A     $          (273,541)              787,641          1,061,182
      Fund B                       0                     0                  0
      Fund D               1,630,169             2,422,095            791,926
      Fund E               8,953,316             7,967,472           (985,844)
      Fund F               1,133,863             1,541,840            407,977
      Fund G                 567,960               753,133            185,173
      Fund I                  51,565                63,824             12,259
      Fund J                  26,160                31,138              4,978
      Fund K                   7,056                 7,158                102
      Loan Fund                    0                     0                  0
                    ----------------     -----------------   ----------------
                 $        12,096,548            13,574,301          1,477,753
                    ================     =================   ================

                                 EXHIBIT INDEX

EXHIBIT                  DESCRIPTION
-------                  -----------

 23.1          Independent Auditors' Consent
 99.1          Schedule I - Schedule of Investments
                    as of December 31, 1996 and 1995
 99.2          Schedule II - Schedule of Reportable Transactions
                    for the Year Ended December 31, 1996